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                                                                   EXHIBIT 3.87

                                    [LOGO]
                           2 Adelaide Street, West,
                                  Suite 301,
                                Toronto, Canada
                                    M5H 1L6



June 19, 2001

Phillip Dezwirek
api electronics inc.
375 Rabro Drive,
Hauppauge, New York
New York, 11788


 Re: Non Binding Letter of Intent Regarding Potential Business Combination of
                 Investorlinks.com Inc. & api electronics inc.

Dear Mr. Dezwirek:

This letter of intent will confirm our mutual understanding regarding our intention to complete our current negotiations and to enter into a formal agreement for the purchase api electronics inc.,(api) by Investorlinks.com Inc. (Investorlinks).

To date the following terms and conditions have formed the basis of our understanding:

1) api is a privately held New York corporation with a head office and operations in a 15,000 sq. ft facility located at 375 Rabro Drive, Hauppauge, New York 11788, which api owns,

2) api is a manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes and other critical elements of advanced military, industrial, commercial and medical systems.

3) As of fiscal year end, May 31, 2001 a convertible debenture of US $1,265,492 was outstanding in the capital of api,

4) Phillip Dezwirek is the Chairman of the Board of Directors and principal shareholder of api,

5) Investorlinks is a publicly held Ontario corporation having a head office at 2 Adelaide Street,
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     West, Suite 301, Toronto, Ontario, M5H 1L6. Investorlinks is a reporting issuer in Ontario, and a foreign reporting issuer in the USA by virtue of its annual filing of Form 20-F with the United States Securities & Exchange Commission,

6) Investorlinks wants to buy and the shareholders of api want to sell 100% of their holdings in api for the following consideration:

     . Investorlinks to issue 6.5 million units from treasury, each unit comprised of one common share and one half Series A common share purchase warrant exercisable at $0.45 for a period of eighteen months from date of issue and one half Series B common share purchase warrant exercisable at $0.75 for a period of two years from date of issue, to the shareholders of api in exchange for 100% of the issued and outstanding capital in api.

7)   The following conditions will have to be met on or before closing:
         i.   Completion of due diligence,
        ii.   Approval of Investorlinks shareholders,
       iii. Consolidation of the issued and outstanding capital of Investorlinks on the basis of 1 new share for every 3 existing shares,
        iv. The conversion of a convertible debenture of US $1,265,492 outstanding in the capital of api into api equity or the repayment of the debenture in full,
         v.   Regulatory approval, if required

Investorlinks, API, Dezwirek will immediately commence a due diligence review with regards to the proposed business transaction. In the event Investorlinks or API, or Dezwirek are not able to satisfy themselves in their due diligence review by June 30, 2001 then the proposed business combination may not proceed further.

Notwithstanding that this letter of intent contains many of the essential points regarding the proposed business combination this is not intended to be a legally enforceable letter of intent. A significant amount of time and expense are immediately necessary in order to proceed; including but not limited to Investorlinks engaging certain services of its investment banker and others. This letter is intended as confirmation of the status of our negotiations. We confirm that a formal and binding agreement will be entered into following completion of negotiations as to all open terms.

Kindly confirm your acknowledgement and agreement with the terms of our understanding as described herein by executing the duplicate copy of this letter and returning same to me at your earliest convenience.

Yours truly,
Investorlinks.com Inc.


_____________________________
J. C. Cassina, President

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We acknowledge and agree with the terms of understanding as described herein.


api electronics inc.


_____________________________
Phillip Dezwirek, Chairman



CC:  Elizabeth J. Kirkwood, Director
     S. J. Hall, Director,
     Richard L. Lachcik, Director

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